ESCADA

RECEIVED
2006 MAR 21 A 10:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

Aschheim/Munich, March 3, 2006

06011783

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

Dear Sirs,

Please find enclosed the following paper filings:

⇒ Ad-hoc Release: ESCADA's business performance for first quarter 2005/2006 in line with plan

⇒ Press Release: ESCADA records business performance in line with plan for 1st quarter 2005/2006

Yours faithfully,

ESCADA AG

Viona Brandt
Head of Investor Relations

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

ESCADA AG · Margaretha-Ley-Ring 1 85609 Aschheim/München Deutschland Telefon +49 (0) 89-99 44-0 Telefax +49 (0) 89-99 44-11 11
SITZ DER GESELLSCHAFT· München HANDELSREGISTER HRB 74942 UST.-IDNR. DE 129273099 AUFSICHTSRATSVORSITZENDER Peter Zühlsdorff
VORSTAND Frank Rheinboldt (Vorsitzender), Beate Rapp, Markus Schürholz
BANKEN Deutsche Bank AG, München/BLZ 700 700 10, Kto.-Nr. 1 675 222 Dresdner Bank AG, München/BLZ 700 800 00, Kto.-Nr. 300 343 700
DZ-Bank Frankfurt a.M./BLZ 500 604 00, Kto.-Nr. 060 708 Hypovereinsbank AG, München/BLZ 700 202 70, Kto.-Nr. 2 727 757
LRP Mainz/BLZ 550 500 00, Kto.-Nr. 110 143 625
www.escada.com

ESCADA

Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)
Quarterly figures

ESCADA AG **DE 0005692107**
Margaretha-Ley-Ring 1 **DE 000AOFAQF2**
D-85609 Aschheim/Munich, Germany

ESCADA's business performance for first quarter 2005/2006 in line with plan

Aschheim/Munich, March 3, 2006 - ESCADA AG recorded business performance for first three months of fiscal year 2005/2006 (reporting date: October 31, 2005) in line with expectations. According to preliminary figures, Group sales for the women's luxury fashion manufacturer were up from EUR 160.1 million to EUR 166.7 million, an increase of +4.1 % on the same quarter of last year. Revenues generated by the ESCADA business area rose 3.4%, up from EUR 109.9 million to EUR 113.6 million, while the PRIMERA business area recorded a 6.6 %-increase in turnover from EUR 49.8 million to EUR 53.1 million.

At 20.5 million, ESCADA's consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter 2005/2006 exactly matched last year's earnings for the same quarter. Growth in sales and the 3.4%-improvement in gross profit margin were offset by moderately higher operating costs (aggregate of personnel expenses and other operating expenses) and lower operating income. The increase in costs was essentially the result of the expansion of BiBA retail chain, higher marketing expenses for the ESCADA brand as well as exchange rate differences. With foreign exchange rates having risen compared to last year, exchange rate differences positively affected gross profits whilst affecting other operating expenses negatively.
The consolidated profit after taxes and minority interests totaled EUR 6.2 million for the first quarter (vs. EUR 5.9 million, first quarter 2004/2005). Quarter comparison has to take account of the fact that sales in last year's quarter were positively affected by shipments brought forward from the second quarter.

For fiscal year 2005/2006 the Board of Management estimates Group sales to rise by a mid single-digit percent (2004/2005: EUR 648.6 million) and a further improvement of EBITDA (2004/2005: EUR 65.1 million).

Contact:
Viona Brandt
Investor Relations
Tel.: ++49 – 89 – 99 44 13 36

ESCADA

PRESS RELEASE

ESCADA records business performance in line with plan for 1st quarter 2005/2006

- **Group sales up by 4.1%**
- **Substantial increase of gross profit margin**
- **EBITDA on a par with last year at EUR 20.5 million**
- **Revenues and earnings expected to rise for full fiscal year**

Aschheim/Munich, March 3, 2006 - ESCADA AG sees first quarter of new fiscal year 2005/2006 (reporting date, October 31) perform in line with plan. In keeping with expectations, the Group managed to increase consolidated sales and maintain the high level of earnings recorded for the first quarter of last year. The Board of Management is optimistic for the full fiscal year and reckons with increasing sales and earnings.

First Quarter 200/2006

- According to preliminary figures, Group sales for the women's luxury fashion manufacturer were up from EUR 160.1 million to EUR 166.7 million, an increase of +4.1 % on the same quarter of last year.
- Revenues generated by the ESCADA business area rose 3.4%, up from EUR 109.9 million to EUR 113.6 million, while the PRIMERA business area recorded a 6.6 %-increase in turnover from EUR 49.8 million to EUR 53.1 million.
- The Group's gross profit margin climbed 3.4% to 68.3 %. This increase is primarily the result of ongoing efficiency gains in the supply- and logistics chain, better full-price sell-through and the effects of foreign exchange rates.
- Operating costs (aggregate of personnel expenses and other operating expenses) were up by 5.3% to EUR 96.0 million (vs. EUR 91.1 million first quarter 2004/2005). The increase of costs was essentially due to the expansion of BiBA retail chain, higher marketing expenses for the ESCADA brand as well as exchange rate differences.
- At 20.5 million, ESCADA's consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter exactly matched last year's earnings for the same quarter.
- The consolidated profit after taxes and minority interests totaled EUR 6.2 million for the first quarter (vs. EUR 5.9 million, first quarter 2004/2005).

Quarter comparison has to take account of the fact that sales in last year's quarter were positively affected by shipments brought forward from the second quarter.

Forecast 2005/2006

For the full fiscal year 2005/2006 the Board of Management estimates Group sales to rise by a mid single-digit percent and EBITDA to improve still further.

Frank Rheinboldt, CEO of ESCADA AG: "The first quarter has met our expectations. It offers a solid platform for us to achieve our objectives for fiscal year 2005/2006. One has to bear in mind that in the usual seasonal course of ESCADA business, the first three months constitute a strong quarter. The results cannot simply be projected over the full fiscal year."

Fiscal year 2004/2005

As already announced on December 21, 2005, ESCADA comprehensively accomplished the forecasts and successfully continued its course of profitable growth in fiscal year 2004/2005.

- According to the final figures of the Group's Annual Financial Statement now available, Group sales were up by 3.7% to EUR 648.6 million (vs. EUR 625.5 million in 2003/2004). Currency adjusted the plus comes to 4.3 %. Both business areas, ESCADA as well as the PRIMERA Group, contributed toward this growth.

- EBITDA increased over-proportional to the growth in sales, climbing 37.6 % up to EUR 65.1 million (vs. EUR 47.3 million in 2003/2004).

- Consolidated earnings after taxes and minority interests improved by a volume of EUR 9.9 million, totaling EUR 13.7 million.

- The consolidated economic equity ratio (including the non-interest-bearing convertible bond 2003/2013) increased from 20.0 % to 23.5 %.

- Group net debt was reduced by EUR 1.0 million to EUR 207.7 million, despite the expenses incurred for the new bond 2005/2015, payments made for restructuring and the acquisition of the remaining 25%-share in BiBA GmbH.

- As announced on February 16, 2006, the Board of Management and Supervisory Board will recommend to the Annual Shareholders' Meeting on April 11, 2006, to refrain from paying out a dividend in order to strengthen the capital base of ESCADA Group for the expected growth.

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail:

Investor Relations:
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1500
Mail: viona.brandt@de.escada.com

ESCADA Group at a glance

(Figures according to IFRS/IAS)

Income statement

in EUR million	Fiscal 2004/2005	Fiscal 2003/2004	Q1 2005/2006	Q1 2004/2005
Group sales	648.6	625.5	166.7	160.1
• ESCADA	436.5	412.7	113.6	109.9
• PRIMERA Group	211.5	205.8	53.1	49.8
Gross profit	407.5	378.8	113.9	103.8
Gross profit in %	62.8	60.6	68.3	64.9
Operating expenses[1]	372.4	356.9	96.0	91.1
Other operating income	30.0	25.4	2.6	7.8
Earnings before interest, taxes, depreciation and amortization (EBITDA)	65.1	47.3	20.5	20.5
• ESCADA	46.7	35.5	14.6	14.3
• PRIMERA Group	18.1	13.3	5.9	7.6
Restructuring costs /one-time (non recurrent) items	0.0	5.4	0.0	0.0
Net financial expenses	- 16.4	- 13.3	- 4.7	- 4.0
Earnings before taxes (EBT)	29.2	6.5	11.1	11.3
Earnings after taxes and Third Party shares	13.7	3.8	6.2	5.9
Earnings per share in € (undiluted)	0.83	0.24	0.38	0.36
Weighted number of issued no-par shares	16,463,561	16,268,318	16,464,244	16,463,369

[1] Aggregate of personnel expenses and other operating expenses

Balance sheet

in EUR million	Jan. 31, 2006	Oct. 31, 2005	Jan. 31, 2005
Balance sheet total	454.1	433.4	450.3
Inventories	138.8	125.5	128.4
Equity	106.0	99.0	93.2
Net financial debt	223.9	207.7	225.0